WillScot Mobile Mini Holdings Corp.
4646 E. Van Buren Street, Suite 400
Phoenix, Arizona 85008

June 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:      Jenna Hough

Dietrich King

Re:         WillScot Mobile Mini Holdings Corp.

Registration Statement on Form S-4 (File No. 333-278544)

Ladies and Gentlemen:

On behalf of WillScot Mobile Mini Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-4 (File No. 333-278544) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Friday, June 7, 2024, or as soon as practicable thereafter. The Company respectfully requests that you notify Jeffrey J. Pellegrino of such effectiveness by a telephone call to (212) 610-6463.

Please contact Jeffrey J. Pellegrino at Allen Overy Shearman Sterling US LLP at (212) 610-6463 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

WILLSCOT MOBILE MINI HOLDINGS CORP.

	By:	/s/ Hezron Lopez
Name: Hezron Lopez
Title: Executive Vice President, Chief Legal & Compliance Officer & ESG

cc: Jeffrey J. Pellegrino, Esq.